Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY

	Chase Nominees Limited	1,621,000

	Citibank London	47,000

	Nortrust Nominees	890,700

	Mellon Nominees (UK) Limited	130,700

ii)	CAPITAL INTERNATIONAL LIMITED

	State Street Nominees Limited	821,900

	Bank of New York Nominees	13,452,100

	Northern Trust	2,294,500

	Chase Nominees Limited	7,062,800

	Midland Bank plc	418,400

	Bankers Trust	739,700

	Barclays Bank	282,100

	Citibank London	305,600

	Morgan Guaranty	634,700

	Nortrust Nominees	8,227,500

	Royal Bank of Scotland	620,000

	State Street Bank & Trust Co	2,588,600

	Citibank NA	59,900

	Deutsche Bank AG	1,798,600

	Chase Manhattan Nominee Ltd.	104,900

	HSBC Bank plc	1,938,800

	Mellon Bank N.A.	554,700

	Northern Trust AVFC	416,900

	KAS UK	101,200

	Mellon Nominees (UK) Limited	246,800

	Bank One London	242,400

	Clydesdale Bank plc	50,500

	JP Morgan Chase Bank	30,100

iii)	CAPITAL INTERNATIONAL S.A.

	Chase Nominees Limited	2,463,100

	Midland Bank plc	65,100

	Barclays Bank	48,600

	Nortrust Nominees	26,700

	Morgan Stanley	28,000

	Royal Bank of Scotland	146,300

	J.P. Morgan	1,821,700

	State Street Bank & Trust Co	224,600

	National Westminster Bank	39,500

	Lloyds Bank	93,400

	Citibank NA	23,300

iv)	CAPITAL INTERNATIONAL, INC.

	State Street Nominees Limited	2,836,334

	Bank of New York Nominees	646,100

	Northern Trust	64,100

	Chase Nominees Limited	4,330,100

	Midland Bank plc	24,600

	Deutsche Bank Mannheim	31,300

	Bankers Trust	8,800

	Citibank London	19,300

	Nortrust Nominees	297,900

	State Street Bank & Trust Co	182,000

	Citibank	42,100

	Citibank NA	614,626

	HSBC Bank plc	80,000

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

2 JUNE 2004

12. Total holding following this notification

59,839,660 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

5.023%

14. Any additional information

—

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARY MANAGER, 020 7009 5258

 Date of notification

3 JUNE 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.